PDG Environmental, Inc.
SEC Comment Verbal Letter of February 13, 2007 communicated by Doreen Miller
Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	PDG Environmental, Inc. Post-Effective Amendment No. 4 to Registration Statement on Form S-1 Filed on February 12, 2007 File No.: 333-128508
Dear Ms. Long,
This letter sets forth the responses of PDG Environmental, Inc. (the “Company”) to the comments made in your February 13, 2007 verbal letter. Each of these comments are set forth below, organized in the same manner and order and format as your letter, with the staff comments in italics and our responses immediately following.
Explanatory Note
1.	We note that your explanatory note states that you are filing this post-effective amendment to update the list of shareholders. Please revise this language to clarify that all of the shares being offered pursuant to the prospectus that are shares that were original registered on your Form S-2 and do not include any new shares even though this prospectus may include selling shareholders who did not appear in the Registration Statement.
PDGE Response:
We have revised our Explanatory Note to state that all shares offered pursuant to the prospectus are shares that were originally registered on our initial Registration Statement on Form S-2. Additionally, we note that an additional selling shareholder was added who did not appear in the original Registration Statement.
The Selling Stockholders, page 3
Please note that plan of disbursement states that the selling stock is 11,073,117 shares, while the cover page and other pages states 12,193,747 shares. Please reconcile and include the total at the end of your shareholder table.
PDGE Response:
We have corrected the number of shares in the “Plan of Distribution” on page 7 to 12,193,747. Additionally, we have added a paragraph after the “Selling Shareholder

Table” on Page 3 to discuss the difference between the 12,193,747 shares covered by this Registration Statement and the total of the Selling Shareholder table of 9,149,274.
In responding to the Commission’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments, changes to disclosure in response to staff comments and the declaration of effectiveness do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company believes the above explanations have been responsive to your comments. Should you need further information, please contact Todd Fortier at 412-243-3200 x.15.

Sincerely,

/s/ Todd B. Fortier

Todd B. Fortier Chief Financial Officer

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